EXHIBIT 99.13

CONSENT OF EXPERT

I, Warwick Board, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2017 and (ii) Pretium Resources Inc.’s Registration Statements on Form F-10 (File No. 333-211073) and Form S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Warwick Board
Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat.

March 29, 2018